File No. 82-5215

㊅松井証券
Matsui Securities Co.,Ltd.

RECEIVED

2008 AUG 11 P 2:46

August 6, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08004244

SUPPL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Announcement on the Change of organization, Directors and Employees
2. Consolidated Financial Summary under Japanese GAAP for the Three Months Ended June 30, 2008
3. Notice Regarding Acquisition of Own Shares

If you have any further questions or requests for additional information please do not hesitate to contact Yoshiaki KATO at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or y-kato@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By__________________
Name: Shinichi UZAWA
Title: Director, General Manager of Finance Department

PROCESSED
AUG 13 2008
THOMSON REUTERS

File No. 82-5215

July 29, 2008
Matsui Securities Co., Ltd.
Michio MATSUI: CEO, the representative Director
Contact: Akira WARITA: Director, in charge of Marketing

Announcement on the Change of organization, Directors and Employees

The Board of Directors of Matsui Securities Co., Ltd. ("The Company" hereafter) has resolved the change of organization of the Company, directors and employees.

1. The Change of Organization (effective on August 1, 2008)

Present 10 Departments will be reorganized into 7 Departments and 4 Units.

New Departments and Units		Present Departments
Name of Departments	Name of Units	·RTGS Operation Department ·Corporate Services Department ·Marketing Department ·Business Development Department ·System Department ·System Management Department ·Customer Support Department ·Finance Department ·Corporate Administration Department ·Compliance Department
Marketing Department	Marketing Planning Unit	
	CS Planning Unit	
	Corporate Services Unit	
	Business Development Unit	
RTGS Operation Department	–	
System Department	–	
Compliance Department	–	
Corporate Administration Department	–	
Finance Department	–	
Customer Support Center	–	

2. The Change of directors (effective on August 1, 2008)

New title	Name	Present title
Director, General Manager of Customer Support Center	Ayumi Sato	Director, General Manager of Customer Support Department
Director, General Manager of RTGS Operation Department and Director in charge of Marketing Department (In charge of Business Development Unit)	Takashi Moribe	Director, General Manager of RTGS Operation Department and Director in charge of Business Development Department
Director, General Manager of Marketing Department (In charge of CS Planning Unit and Corporate Services Unit)	Akihiro Ichimura	Director, General Manager of Corporate Services Department
Director, General Manager of System Department	Kunihiko Sato	Director, General Manager of System Department and Director in charge of System Management Department
Director, General manager of Marketing Department (In charge of Marketing Planning Unit)	Akira Warita	Director in charge of Marketing Department
Director, General Manager of Finance Department	Shinichi Uzawa	Director, General Manager of Finance Department

3. The Change of employees (effective on August 1, 2008)

New title	Name	Present title
General Manager of Corporate Administration Department	Hajime Kinoshita	
General Manager of Compliance Department	Motoo Saiga	General Manager of Compliance Department
General Manager of Marketing Department (In charge of Business Development Unit)	Masashi Watanabe	General Manager of Business Development Department

(Reference): Organization Chart (from August 1, 2008)



Shareholders' Meeting
Board of Corporate Auditors
Corporate Auditors
Board of Directors
President & CEO
Executive Committee
Marketing Department
Marketing Planning Unit
CS Planning Unit
Corporate Services Unit
Business Development Unit
RTGS Operation Department
System Department
Compliance Department
Corporate Administration Department
Finance Department
Customer Support Center

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP

For the Three Months Ended June 30, 2008

Date: July 31, 2008
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/ir/en/index.html)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Director, General Manager of Finance Department
Planed date of filing of quarterly securities report: August 13, 2008

Note: All figures in the financial statements are rounded off to the nearest millionth.

1. Consolidated financial summary for the three months ended June 30, 2008

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Three months ended June 30, 2008	8,037	−	7,418	−	3,680	−	3,731	−
Three months ended June 30, 2007	11,235	(−5.0)	10,316	(−7.2)	5,282	(−18.2)	5,359	(−17.6)

	Net income		Earnings/ share	Fully diluted earnings/ share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Three months ended June 30, 2008	2,246	−	8.34	7.42
Three months ended June 30, 2007	3,705	(−2.6)	13.77	12.30

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets /share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of June 30, 2008	558,265	73,872	13.2	274.39
As of March 31, 2008	513,369	81,044	15.8	301.03

Net assets - (new-share purchase rights + minority interests):
As of June 30, 2008 73,872 million yen As of March 31, 2007 81,044 million yen

2. Dividends

	Dividends per share				
	First quarter	Second quarter	Third quarter	Forth quarter	Fiscal
	(Yen)	(Yen)	(Yen)	(Yen)	(Yen)
Year ended March 31, 2008	−	−	−	35.00	35.00
Year ends March 31, 2009	−				
Year ends March 31, 2009 (estimation)		−	−	−	−

Note) Dividend of 35 yen per share for the year ended March 31, 2008 includes commemorative dividend of 15 yen.

3. Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its monthly business information instead of such forecasts.

4. Other information

(1) Changes in scope of consolidation: None

(2) Adoption of the simplified accounting policies and typical accounting procedures for preparation of the quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reclassifications for the consolidated financial statements (such changes to be noted in "Significant change in accounting policies for the consolidated financial statements")

① Changes due to amendment of accounting standards: Yes

② Changes due to other changes than above: Yes

(4) Number of shares outstanding (common stock)

① Number of shares outstanding including treasury stock

As of June 30, 2008 269,257,202 shares As of March 31, 2008 269,253,902 shares

② Number of treasury stock

As of June 30, 2008 32,138 shares As of March 31, 2008 32,138 shares

③ Average number of shares outstanding

For the three months ended June 30, 2008 269,222,864 shares

For the three months ended June 30, 2007 269,179,300 shares

Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Notes

1. Comments on the Operating Results
   Translation omitted.

2. Comments on the Financial Position
   Translation omitted.

3. Notes to Financial Forecast
   Translation omitted.

4. Others
   (1) Changes in scope of consolidation: None
   (2) Adoption of the simplified accounting policies and typical accounting procedures for prep aration of the quarterly consolidated financial statements: None
   (3) 1. From this fiscal year, the Company applies "Accounting Standard on the Quarterly Financial Statements (Accounting Standard No.12)" and "Guideline for the Application of Accounting Standard on the Quarterly Financial Statements". In addition, The Quarterly Financial Statements are prepared in accordance with "Regulations of Consolidated Quarterly Financial Statements".
   2. Financing lease transactions other than those where title of the property is transferred to lessee have been accounted for as ordinary lease transactions for the year ended March 31, 2008 and previous years. From this quarterly period, the Company accounts for these transactions as purchasing transactions according to "Accounting Standard on Lease Transactions (Accounting Standard No.13, revised on March 30, 2007. Originally implemented on June 17, 1993 by the Meeting No.1 of Accounting Standard Board)" and "Guideline for the Application of Accounting Standard on Lease Transactions (Guideline for the Application of Accounting Standard No.16, revised on March 30, 2007, Originally implemented on January 18, 1994 by the Accounting System Committee, the Japanese Institute of Certified Public Accountants)".
   The impact of the change above on operating income, ordinary income and net income is immaterial.
   Those transactions which started on and before March 31, 2008 are accounted for according to the previous rules.

5. Consolidated financial statements

[1] Consolidated balance sheets

(Millions of Yen)

	June 30, 2008	March 31, 2008
Assets		
Current Assets		
Cash and bank deposits	26,892	22,978
Cash segregated as deposits	225,012	208,012
Cash in trust	48,956	41,503
Trading assets:	1,800	3,059
Derivatives	1,800	3,059
Net receivables arising from pre-settlement date trades	57	1
Margin account assets:	225,948	207,232
Loans receivable from customers	221,796	203,823
Cash deposited as collateral for securities borrowed from securities finance companies	4,152	3,408
Receivables on collateralized securities transactions:	1,887	708
Cash deposits collateral for securities borrowed	1,887	708
Receivables from customers and others	120	65
Short-term guarantee deposits	13,165	15,349
Others	7,252	7,501
Allowance for doubtful accounts	(311)	(279)
Total current assets	550,778	506,129
Fixed assets		
Tangible fixed assets	944	965
Intangible assets	3,566	3,291
Software	3,551	3,274
Others	15	16
Investments and others	2,977	2,984
Investment securities	347	343
Others	3,807	3,845
Allowance for doubtful accounts	(1,177)	(1,204)
Total fixed assets	7,487	7,240
Total assets	558,265	513,369

(Millions of Yen)

	June 30, 2008	March 31, 2008
Liabilities		
Current liabilities		
Trading liabilities:	332	175
Derivatives	332	175
Margin account liabilities:	39,343	29,720
Loans from securities finance companies	6,665	5,679
Proceeds of securities sold on customers' account	32,678	24,041
Payables on collateralized securities transactions:	29,849	22,278
Cash deposits as collateral for securities loaned	29,849	22,278
Deposits received	131,133	119,965
Guarantee money received	131,288	128,036
Suspense account for undelivered securities	—	16
Short-term borrowings	60,550	36,050
Bonds due within one year	40,000	20,000
Accrued income taxes	1,194	4,761
Accrued bonuses	34	136
Others	3,919	2,435
Total current liabilities	437,642	363,572
Long-term liabilities		
Bonds	—	20,000
Convertible bonds	39,800	39,800
Long-term borrowings	3,000	5,000
Reserve for retirement bonuses for directors and auditors	204	206
Others	0	0
Total long-term liabilities	43,005	65,006
Statutory reserves		
Reserve for securities transactions	—	3,746
Reserve for financial products transaction liabilities	3,746	—
Total statutory reserves	3,746	3,746
Total liabilities	484,392	432,324

(Millions of Yen)

	June 30, 2008	March 31, 2008
Net assets		
Shareholders' equity		
Common stock	11,943	11,942
Capital surplus	9,791	9,790
Earned surplus	52,161	59,337
Treasury stock	(22)	(22)
Total shareholders' equity	73,872	81,046
Valuation and translation adjustments		
Net unrealized gain (loss) on investment securities, net of taxes	1	(2)
Total valuation and translation adjustments	1	(2)
Total net assets	73,872	81,044
Total liabilities and net assets	558,265	513,369

[2] Consolidated statements of income

(Millions of Yen)

	Three months ended June 30, 2008
Operating revenues	
Commissions	5,362
Brokerage commissions	4,875
Underwriting and selling commissions	0
Others	486
Net gain (loss) on trading	2
Interest and dividend income	2,673
Total operating revenues	8,037
Interest expenses	619
Net operating revenues	7,418
Selling, general and administrative expenses	
Transaction related expenses	1,068
Employees' compensation and benefits	546
Occupancy and rental	119
Data processing and office supplies	1,593
Depreciation	291
Duties and taxes other than income taxes	61
Provision of allowance for doubtful accounts	15
Others	46
Total selling, general and administrative expenses	3,738
Operating income	3,680
Non-operating income	
Dividend income	50
Others	3
Total non-operating income	52
Non-operating expenses	
Others	1
Total non-operating expenses	1
Ordinary income	3,731
Special profits	
Total Special profits	—
Special losses	
Total Special losses	—
Income before income taxes	3,731
Income taxes - current	1,177
Income taxes - deferred	308
Income taxes	1,484
Net income	2,246

From this fiscal year, the Company applies "Accounting Standard on the Quarterly Financial Statements (Accounting Standard No.12)" and " Guideline for the Application of Accounting Standard on the Quarterly Financial Statements". In addition, The Quarterly Financial Statements are prepared in accordance with "Regulations of Consolidated Quarterly Financial Statements".

(3) Notes on Going-Concern Uncertainties
No relevant items.

(4) Notes on the Significant Change in Net Assets
No relevant items.

(Additional Information)
Reserve for Securities Transactions which was accounted for as of March 31, 2008 according to the Article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Instruments and Exchange Law has been changed into Reserve for Financial Products Transaction Liabilities according to the Article 46-5 of the Financial Instruments and Exchange Law.

(Reference)

Consolidated financial statements for the three months ended June 30, 2007

(1) Consolidated statements of income

	Three months ended June 30, 2007
	Millions of Yen
Ⅰ Operating revenues	
Commissions	6,626
Net gain (loss) on trading	2
Interest and dividend income	4,607
Total operating revenues	11,235
Ⅱ Interest expenses	919
Net operating revenues	10,316
Ⅲ Selling, general and administrative expenses	
Transaction related expenses	1,132
Employees' compensation and benefits	569
Occupancy and rental	110
Data processing and office supplies	1,931
Depreciation	292
Duties and taxes other than income taxes	76
Provision of allowance for doubtful accounts	856
Others	67
Total selling, general and administrative expenses	5,034
Operating income	5,282
Ⅳ Non-operating income	79
Ⅴ Non-operating expenses	3
Ordinary income	5,359
Ⅵ Special profits	1,110
Ⅶ Special losses	87
Income before income taxes	6,381
Income taxes - current	2,879
Income taxes - deferred	(203)
Net income	3,705

(2) Notes on Going-Concern Uncertainties

No relevant items.

File No. 82-5215

July 31, 2008
Matsui Securities Co., Ltd.
Michio MATSUI: CEO, the representative Director
Contact: Akira WARITA: Director, in charge of Marketing

Notice Regarding Acquisition of Own Shares

(Acquisition of own shares in accordance with Articles of Incorporation set forth based on Article 165, Paragraph 2 of Corporation Law)

TOKYO, July 31, 2008 – Matsui Securities Co., Ltd. ("the Company") announces that it has resolved at the meeting of the Board of Directors held today that the Company would acquire its shares in accordance with Article 156 of the Corporation Law applicable pursuant to Article 165, paragraph 3 of the said Law.

1. Purpose of Share Acquisition
   In order to improve our capital efficiency and return profits to our shareholders

2. Outline of Share Acquisition

1) Type of shares to be acquired:	Shares of common stock of the Company
2) Total number of shares to be acquired:	Up to 12,500,000 shares (4.64% of shares issued and outstanding)
3) Total cost of acquisition:	Up to 10 billion yen
4) Period of acquisition:	From August 1, 2008 to October 31, 2008

(Reference)
Total number of treasury shares as of June 30, 2008

Total number of shares issued and outstanding	: 269,257,202 shares
Total number of shares of treasury stock	: 32,138 shares

END